

To the Holders of:
Treasury Index LinkEd Securities (TILESSM)
Series 2005-1

UNITS CUSIP NC 89465F206

Distribution Date February 1, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	10-Year CMT Rate	Fixed Rate Spread	Total Rate	Day Count	Interest Amount Due	Aggregate Interest Due and Unpaid	Premium Distribution	Total Distribution
$12,050,000.00	$0.00	$12,050,000.00	2.98%	0.35%	3.33%	30/360	$200,632.50	$0.00	$0.00	$200,632.50

Additional Information	
Swap Counterparty Payment Amount to Trustee	$200,632.50
Trustee Payment to Swap Counterparty	$349,751.25
Trustee Fees	$2,000.00
Expense Account Deposit	$711.25

Underlying Securi JP MORGAN CHASE CAP 5.850% 8/01/35	
Payment Dates	Feb1 / Aug 1
Cusip	46627VAA5
Current Principal Balance	$12,050,000
Annual Coupon Rate (Fixed)	5.85000%
Interest Payment Received	$352,462.50

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
Units	N/A	A-	N/A	-	BBB	28-Dec-11
Underlying Securi	A1 (Watch Neg)	A-	A2	8-Mar-11	BBB	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.